September 24, 2019

Via EDGAR

Brittany Ebbertt

Senior Staff Accountant

Office of Information Technologies and Services

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C 20549

RE:	TTM Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 26, 2019
File No. 000-31285

Dear Ms. Ebbertt:

TTM Technologies, Inc., a Delaware corporation (referred to as the “Company”, “we”, “our” or “us”), hereby submits its responses to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 6, 2019 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 filed February 26, 2019 (the “Form 10-K”). For the convenience of the staff of the Commission (the “Staff”), the Commission’s comments have been stated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Gross Margin, page 42

Staff Comment:

1.

We note your disclosure and quantification of capacity utilization. Please revise to describe how this measure is calculated and expand the discussion to include the underlying reasons for any significant fluctuations in the measure from period-to-period. Please provide revised draft disclosures in your response. Refer to Item 303(a)(3) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment requesting a description of how capacity utilization is calculated. The Company advises the Staff that we calculate the capacity utilization percentage rate by calculating the actual production in a given period and dividing it by the maximum potential output if capacity was fully used. The Company will include this calculation in future filings with the Commission. Please see the example of our proposed disclosure at the end of this response.

As to the Staff’s request to expand our disclosure to include the underlying reasons for any significant fluctuations in the measure from period-to-period, the Company advises the Staff that, with respect to the current discussion of capacity utilization in the Form 10-K, capacity utilization in our Asia PCB facilities was 75% and 86% for each of the respective years ended December 31, 2018 and January 1, 2018. The decline in capacity utilization in our Asia PCB facilities was due to a decrease in sales in the Cellular Phone and Automotive end markets. Capacity utilization in our North America PCB facilities was 60% and 54% for the respective years ended December 31, 2018 and January 1, 2018. The increase in capacity utilization in our North America PCB facilities was due to an increase in sales in the Aerospace & Defense end market. The Company notes for the Staff that the Company began including a discussion of the reasons as to significant fluctuations in capacity utilization in the Company’s Form 10-Q for the quarterly period ended April 1, 2019. The Company will continue such disclosure for significant fluctuations in future filings.

As an example of our proposed disclosure to be included in future filings, below is the capacity utilization discussion in the “Results of Operation — Gross Margin” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K, which we have revised to incorporate the above discussion (additions in bold and underlined):

“Capacity utilization is a key driver for us, which is measured by the actual production as a percentage of maximum capacity. This measure is particularly important in our high volume Asia facilities, as a significant portion of our operating costs are fixed in nature. Capacity utilization for the year ended January 1, 2018 in our Asia and North America PCB facilities was 86% and 54%, respectively, compared to 75% and 60%, respectively, for the year ended December 31, 2018. The decline in capacity utilization in our PCB facilities in Asia was due to a decrease in sales in the Cellular Phone and Automotive end markets. The increase in capacity utilization in our North America PCB facilities was due to an increase in sales in the Aerospace & Defense end market.”

Notes to Consolidated Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies Revenue Recognition, page 66

Staff Comment:

2.

You disclose you have long term contracts which service the aerospace and defense electronic market that you account for using the percentage of completion method. Please revise to include terms and methodologies used in this policy that comply with ASC 606, and tell us whether this policy is consistent with your policy in accounting for your PCB arrangements. Also, further clarify in your disclosures any significant differences between these long term contracts and the PCB arrangements. Please include revised draft disclosure in your response.

Company Response:

The Company acknowledges the Staff’s comment regarding the Company’s disclosure of long term contracts which service the aerospace and defense electronic market that are accounted for using the percentage of completion method. The Company advises the Staff that its current disclosure addresses long term contracts separate from PCB arrangements in order to distinguish between short-term and long-term circumstances. In light of the Staff’s comment, however, the Company believes combining the disclosure will more clearly describe the terms and methodologies applicable to our long term contracts and their compliance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). To that point, the Company further advises the Staff that revenue, whether pursuant to our long term contracts or our PCB arrangements, is recognized on a “cost-to-cost” percentage of completion basis as the services are performed. The Company evaluated its long term contracts and determined over time revenue recognition is appropriate in accordance with ASC 606, as the Company’s performance does not create an asset with an alternative use to the Company and has an enforceable right to payment for performance completed to date. This policy is consistent with the Company’s accounting policy for PCB arrangements. As a result, there are no significant differences between our long term contracts and our PCB arrangements.

The Company will modify its disclosure in future filings as follows (additions in bold and underlined and deletions in ~~strikethrough~~):

“Revenue Streams

For ~~the~~ PCBs and custom electronic assemblies, including pursuant to our long-term contracts related to the manufacture of components, assemblies and subsystems, orders for products generally correspond to the production schedules of the Company’s customers and are supported with firm purchase orders. The Company’s customers have continuous control of the work in progress and finished goods throughout the PCB and custom electronic assemblies manufacturing process, as ~~PCBs~~ these are built to customer specifications with no alternative use, and there is an enforceable right to payment for work performed to date. As a result, beginning in the first quarter of 2018, the Company ~~now recognizes~~ began recognizing revenue over time based on the extent of progress towards completion of the performance obligation. Revenue recognized ~~under these contract~~s is based on the cost-to-cost method as it best depicts the transfer of control to the customer which takes place as we incur costs. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred.

~~Additionally, the Company has certain long-term contracts related to its manufacture of components, assemblies, and subsystems which service the aerospace and defense electronics market. These long-term contracts, many of which provide for periodic payments, are recognized over time under the percentage-of completion method. Estimated manufacturing cost-at-completion for these contracts are reviewed on a periodic basis, and adjustments are made as needed to the estimated cost-at-completion, based on actual costs incurred, progress made, and estimates of costs required to complete the contractual requirements. When the estimated manufacturing cost-at-completion exceeds the contract value, the contract is written down to its net realizable value and the loss resulting from the cost overruns are immediately recognized.~~

~~Finally~~In addition, the Company manufactures components, assemblies, and subsystems which service its wireless communications customers. The Company recognizes revenue at a point in time upon transfer of control of the products to the customer. Point in time recognition was determined as the customer does not simultaneously receive or consume the benefits provided by the Company’s performance and the asset being manufactured has alternative uses to the Company.”

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If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at 714-327-3000.

Sincerely,

/s/ Todd B. Schull
Executive Vice President and Chief Financial Officer